May 26, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Zhongchao Inc. (the “Company”)
Registration Statement on Form F-1 (File No. 333-295628)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Univest Securities, LLC, as the placement agent, hereby joins the Company’s request that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on May 28, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that there will be distributed to the placement agent or dealer, who is reasonably anticipated to participate in the distribution of the securities in this offering, as many copies of the Preliminary Prospectus, dated May 22, 2026, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Univest Securities, LLC

/s/ Edric Guo
Name: Edric Yi Guo
Title: Chief Executive Officer

cc:	Mclaughlin & Stern, LLP Robinson & Cole LLP